UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                 SCHEDULE 13G/A

             INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13D-2
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                            (Amendment No.  3   ) 1
                                          ----



                            POTOMAC BANCSHARES, INC.
                            ------------------------
                                 NAME OF ISSUER

                                     COMMON
                                     ------
                          Title of Class of Securities

                                    737643106
                                    ---------
                                  CUSIP Number

Check the following box if a fee is being paid with this statement [ ]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in item 1; and (2) has no amendment subsequent thereto reporting beneficial owner ship of five percent or less of such class.) (See rule 13d-7).

----------
1- The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the act but shall be subject to all other provisions of the Act (however, see the Notes).

===============================================                       ==============================================
CUSIP No.  737643106                                 13G              Page  1   of   3  Pages
          -----------                                                     -----    ----
===============================================                       ==============================================


========== =========================================================================================================
  1        NAME OF REPORTING PERSONS           BANK OF CHARLES TOWN
                                               TRUST & FINANCIAL SERVICES DEPT.
           S.S OR I.R.S. OR IDENTIFICATION
           NO. OF ABOVE PERSON                 55-0118850

========== =====================================================================
  2        CHECK THE APPROPRIATE BOX ID A MEMBER OF A GROUP*

            SHARES HELD BY BANK'S TRUST DEPARTMENT              (a) [ ]
                                                                (b) [X]
========== =====================================================================
  3        SEC  use only

========== =====================================================================
  4        CITIZENSHIP OR PLACE OF ORGANIZATION

             WEST VIRGINIA CORPORATION

========== ============ ========================================================
NUMBER OF                5            SOLE VOTING POWER
SHARES
                                                                  1,820

                        ============= ==========================================
BENEFICIALLY             6            SHARED VOTING POWER
OWNED BY

                                                                    -0-
                        ============= ==========================================
  EACH                   7            SOLE DISPOSITIVE POWER
REPORTING

                                                                  1,820
                        ============= ==========================================
  PERSON                 8            SHARED DISPOSITIVE POWER
   WITH

                                                                    -0-
========== ============ ========================================================
 9          AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                                                                    -0-

========== =====================================================================
 10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
           CERTAIN SHARES*

                                                                    [ ]
========== =====================================================================
 11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

                                                                     0%

========== =====================================================================
 12        TYPE OF REPORTING PERSON*

                                                                     BK

========== =====================================================================

         *SEE INSTRUCTIONS BEFORE FILLING OUT!

ITEM 1(a)-NAME OF THE BANK ISSUER:

          POTOMAC BANCSHARES, INC. (a one-bank holding company)
          by: BANK OF CHARLES TOWN

ITEM 1(b)-ADDRESS OF BANK'S PRINCIPAL EXECUTIVE OFFICES:

          111 East Washington Street
          P. O. Box 906
          Charles Town, WV  25414

ITEM 2(a)-NAME OF PERSON FILING:

          BANK OF CHARLES TOWN
          Trust and Financial Services Division

ITEM 2(b)-ADDRESS OF PRINCIPAL BUSINESS OFFICE:

          111 East Washington Street
          P. O. Drawer 40
          Charles Town, WV  25414

ITEM 2(c)-CITIZENSHIP:  Not applicable

ITEM 2(d)-TITLE OF CLASS OF SECURITIES:  Common Stock

ITEM 2(e)-CUSIP NUMBER:  737643106

ITEM 3-STATEMENT FILED UNDER SECTION 13d-1(b):

       Trust and Financial Services Division, Bank of Charles Town, is a bank as defined in section 3(a)(6) of the Act.

       Bank of Charles Town is a wholly owned subsidiary of POTOMAC BANCSHARES, INC., a one-bank holding company.

ITEM 4-OWNERSHIP:

  (a) No (-0-) SHARES of POTOMAC BANCSHARES are BENEFICIALLY OWNED as of DECEMBER 31, 1997.

  (b) Percent of class:  -0- OF 600,000 total = 0.00%

  (c)(i)   Trust department holds Sole power
           to vote or to direct the vote of            1,820 SHARES

    (ii)   Trust department holds Shared power
           to vote or to direct the vote of                    NONE

   (iii)   Trust department holds Sole power to dispose or to direct the
           disposition of                              1,820 SHARES

    (iv)   Trust department holds Shared power to dispose or to direct the
           disposition of                                      NONE

   The Trust Department holds 51,561 shares in accounts in which all power to vote and direct disposition is retained by grantor or beneficiaries; with no power to vote, and no power to direct disposition, vested in the bank as fiduciary. The shares are held in fiduciary and agency accounts by the Trust and Financial Services Division (the Trust Department) for the benefit of grantors and beneficiaries of the accounts owning POTOMAC BANCSHARES stock. No Trust department client, beneficiary, or grantor holds a preferred-right to purchase POTOMAC BANCSHARES stock: The opportunity to purchase accrues and devolves to all present shareholders and non-shareholders equally. Any future receipts of

POTOMAC BANCSHARES stock for accounts in the BANK OF CHARLES TOWN, Trust and Financial Services Division will be the result of:

   1) shares received upon qualification as executor or administrator of a deceased shareholder's estate, or

   2) delivery in kind, or specific and expressed direction to purchase, by the client or grantor. It is the express policy of the Trust and Department not to encourage, recommend, or suggest the purchase of POTOMAC BANCSHARES stock for trust or agency accounts.

ITEM 5-OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS:

       Not applicable

ITEM 6-OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER
       PERSON:  (AS OF DECEMBER 31, 1997)

The Trust and Financial Services Division holds a total of 53,381 shares of POTOMAC BANCSHARES stock. For 51,561 shares, or 8.59% of the class, the right to receive or the power to direct the receipt of dividends from these securities, and the right to receive or the power to direct the receipt of proceeds from the sale of these securities, is vested in the grantors and beneficiaries with no such authority vested in the trust division. For 1,820 shares, or .30% (.0030) of the class, the Trust and Financial Services Division holds sole authority to vote and direct disposition through its fiduciary capacity.

No one individual client has such an interest that relates to more than 5% of the class.

ITEM 7-IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
       ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT
       HOLDING COMPANY:

       Not applicable

ITEM 8-IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP:

       Not applicable

ITEM 9-NOTICE OF DISSOLUTION OF GROUP:

       Not applicable

ITEM 10-CERTIFICATION:

By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were acquired in the ordinary course of business and were not acquired for the purpose of and do not have the effect of changing or influencing the control of the issuer of such securities and were not acquired in connection with or as a participant in any transactions having such purpose or effect.

                                    SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.

  /s/ Charles W. LeMaster                                       January 30, 1998
-------------------------                                       ----------------
Charles W. LeMaster, President                                       DATE

  /s/ Robert L.Hersey                                           January 30, 1998
-------------------------                                       ----------------
Robert L. Hersey, Vice President and Trust Officer                   DATE



frm13g97.rlh

                              BANK OF CHARLES TOWN
                     TRUST AND FINANCIAL SERVICES DEPARTMENT

                   TRUST ACCOUNTS HOLDING PARENT COMPANY STOCK
                                       OF
                      * * * POTOMAC BANCSHARES, INC. * * *
                                 AS OF 12/31/97

Symbol : PBI
Cusip Number : 737643106

================================================================================
Account #   Account Name                              PBI Shares held
================================================================================

10-02222  * ESTATE OF GERTRUDE G. HOLMES                   220.0000
12-00112  * MARY BOGARDUS PORTERFIELD COMMITTEE          1,440.0000

20-01929    CAROLYN B. MARSHALL TRUST                    2,880.0000
20-02159    SARAH M. CASSELL TRUST                         496.0000
22-02189    EDWARD L. MCDONALD, JR. , FAMILY TRUST         234.0000
25-00270    ZION CHURCH G/F TRUST                          320.0000
25-01820    OLD CHARLES TOWN LIBRARY TRUST               2,000.0000
30-01206    P. GERALD & JEAN F. DORSEY                     184.0000
30-01473    SARA C. BLUE AGENCY                            288.0000
30-01500    BARBARA A. WHITE AGENCY                         48.0000
30-01911    E. CHARLES STOCKMAR AGENCY                   2,090.0000
31-02055    MARY B. PORTERFIELD AGENCY                   3,156.0000
31-02057    PHILIP T. PORTERFIELD, JR. AGENCY           11,776.0000
31-02086    JUNE E. HUYETT AGENCY                        8,600.0000
31-02110    GUNNELL H. PORTERFIELD  AGENCY               8,608.0000
31-02154    GEORGE M. WILLIAMS AGENCY                       80.0000
32-02134    CHARLES E. BECKER AGENCY                       223.0000

32-02198  * LOUISE M. BAUMGARDNER LIFE-ESTATE AGENCY       160.0000
32-02208    ANN C. PORTERFIELD TRUSTEE,AGENCY            8,096.0000
32-02215    MARGARET R. SKINNER AGENCY                     336.0000
41-02153    ROBERT L. HERSEY IRA                           200.0000
44-02149    NICHOLS & SKINNER, L.C. P/S                  1,946.0000
                                                       ____________
                           TOTAL SHARES                 53,381.0000
                                                       ============


  TOTALS PBI SHARES OUTSTANDING:  600,000.0000

                                                SHARES HELD    PER CENT OF CLASS
                                                -----------    -----------------

*FULL VOTING AND DISPOSITION AUTHORITY
 HELD BY BANK AS FIDUCIARY                        1,820.000       .30% or .0030

 VOTING AND DISPOSITION AUTHORITY

                        HELD BY GRANTOR          51,561.000      8.59% or .0859
                                                 ----------      --------------
                        TOTAL SHARES             53,381.000      8.89% OR .0889
                                                ===========      ==============